Exhibit 4

FIRST AMENDMENT

THIS FIRST AMENDMENT dated as of August 26, 2013 (this “Amendment”) amends the Term Loan Agreement dated as of August 25, 2011 (as amended, the “Loan Agreement”) among ALLETE, Inc. (the “Borrower”), various lenders party thereto (the “Lenders”) and JPMORGAN CHASE BANK, N.A., as Administrative Agent (the “Administrative Agent”). Capitalized terms used but not defined herein have the respective meanings set forth in the Loan Agreement.
WHEREAS, the Lenders made term loans to the Borrower under the Loan Agreement in the aggregate principal amount of $75,000,000; and

WHEREAS, the Lenders, the Borrower and the Administrative Agent intend to amend the Loan Agreement as set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:
1.AMENDMENTS. Upon satisfaction of the conditions set forth in Section 2, the Loan Agreement shall be amended as follows:

1.1Definition of LIBO Rate. The definition of “LIBO Rate” in Section 1.1 is amended in its entirety to read as follows:

“LIBO Rate” means, for any Interest Period, the London interbank offered rate administered by the British Bankers Association (or any other Person that takes over the administration of such rate for dollars) for a period equal in length to such Interest Period as displayed on page LIBOR01 or LIBOR02 of the Reuters screen or, if such rate does not appear on such Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate as shall be reasonably selected by the Administrative Agent from time to time (the “LIBO Screen Rate”), at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period; provided that if at any time the LIBO Screen Rate is not available for a period equal in length to a requested Interest Period, then (subject to Section 3.2 and 3.3(e)) the Administrative Agent shall determine the LIBO Rate by linear interpolation (rounded upward, if necessary, to four decimal places) between the LIBO Screen Rates that are available for the next longer period and next shorter period (or, if there is no shorter LIBO Screen Rate, then the overnight rate determined by the Administrative Agent from such service as the Administrative Agent may select).
1.2Extension of Maturity Date. The definition of “Maturity Date” in Section 1.1 is amended its entirety to read as follows:
“Maturity Date” means August 25, 2015.

1.3Change in Pricing. Clause (a) of Section 3.1 is amended by replacing “1.00%” with “0.875%” before the period at the end thereof.
2.CONDITIONS PRECEDENT. This Amendment shall become effective when the Administrative Agent has received counterparts of this Amendment duly executed by the Borrower, all Lenders and the Administrative Agent (and notice of such effectiveness shall have been given by the Administrative Agent to the Borrower and the Lenders).
3.REPRESENTATIONS AND WARRANTIES. To induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower represents and warrants to the Administrative Agent and each Lender that:
3.1Due Authorization, Non-Contravention, etc. The execution and delivery of this Amendment by the Borrower and the performance by the Borrower of its obligations hereunder and under the Loan Agreement, as amended hereby (as so amended, the “Amended Agreement”), (a) have been duly authorized by all necessary corporate action and (b) do not and will not (i) violate the charter, by-laws or other organizational documents of the Borrower, (ii) violate any applicable law or regulation or any order of any Governmental Authority, (iii) violate or result in a default under any material indenture, agreement or other instrument binding upon the Borrower or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower or (iv) result in or require the creation or imposition of any Lien on any asset of the Borrower.
3.2Government Approval, Regulation, etc. The execution and delivery by the Borrower of this Amendment and the performance by the Borrower of its obligations hereunder and under the Amended Agreement do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except for (i) information filings to be made in the ordinary course of business, which filings are not a condition to the Borrower's performance under the Loan Documents and (ii) such as have been obtained or made and are in full force and effect and not subject to any appeals period.
3.3Validity, etc. This Amendment constitutes, and upon the effectiveness hereof the Amended Agreement will constitute, a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general principles of equity.
3.4No Default. No Default has occurred and is continuing or will result from the effectiveness hereof.
4.MISCELLANEOUS.
4.1Continuing Effectiveness, etc. Except as amended hereby, the Loan Agreement shall remain in full force and effect and is hereby ratified, approved and confirmed in all respects. After the effectiveness of this Amendment, all references to the Loan Agreement in each Loan Document or in any related document shall be deemed to refer to the Amended Agreement.

4.2Execution in Counterparts. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together one and the same agreement. Delivery of an executed counterpart hereof, or signature page hereto, to the Administrative Agent by facsimile or in a .pdf or similar file shall be effective as delivery of a manually-executed counterpart hereof.
4.3Incorporation of Loan Agreement Provisions. The provisions of Sections 10.7 (Severability), 10.9 (Governing Law; Jurisdiction; Consent to Service of Process) and 10.10 (Waiver of Jury Trial) of the Loan Agreement are incorporated herein by reference as if fully set forth herein, mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.
ALLETE, Inc.

By:	/s/ Donald W. Stellmaker
Name:	Donald W. Stellmaker
Title:	Vice President & Corporate Treasurer

JPMORGAN CHASE BANK, N.A.,
as a Lender and the Administrative Agent

By:	/s/ Justin Martin
Name:	Justin Martin
Title:	Authorized Officer

BANK OF AMERICA, N.A.,
as a Lender and the Administrative Agent

By:	/s/ Carlos Morales
Name:	Carlos Morales
Title:	Senior Vice President

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